

April 12, 2013

<u>Via E-mail</u>
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ASTA Funding, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 18, 2013**
> **File No. 001-35637**

Dear Mr. Michel:

We have reviewed your response letter dated March 1, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2012</u>

<u>Note A. The Company and Its Significant Accounting Policies</u>

<u>General</u>

1. We have reviewed your response to prior comment one from our letter dated February 14, 2013. As previously requested, please tell us and revise your future filings to disclose the reasons for any significant changes in your litigation funding revenues (as included in other income) during the periods presented. Include the reasons for any significant changes during the quarter ended December 31, 2012.

2. We have reviewed your proposed disclosure in response to prior comment one. You state that you recognize revenue on your personal injury claimant loans "based upon the results of closed cases and the estimated returns on the open cases." Please revise to

provide further clarification as to how open and closed cases are used to estimate revenues. For example, explain whether you use the results of closed cases to estimate the returns on open cases and describe your accounting when actual revenues are different than those previously estimated.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant